March 18, 2020

Christian Gormsen
Chief Executive Officer
Eargo, Inc.
1600 Technology Drive, 6th Floor
San Jose, CA 95110

       Re: Eargo, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 9, 2020
           CIK No. 0001719395

Dear Mr. Gormsen:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management's discussion and analysis of financial condition and results of operations
Results of operations
Revenue, net, page 78

1. Please clarify the extent your 2019 increase in revenue is due to higher volume versus higher average selling prices. Refer to Item 303 of Regulation S-K. In this regard, disaggregate revenue by each product offering for the periods presented. In addition, with regards to the price range of your products noted on page 104, it is our understanding that the most recent product introduced is on the higher end of the price range. If not true, please clarify the price point for each of your products.
 Christian Gormsen
Eargo, Inc.
March 18, 2020
Page 2
Cost of revenue, gross profit, and gross margin, page 79

2.     We have reviewed your revised disclosure in response to prior comment 2.
Please
       separately quantify warranty costs for the periods presented, and explain the specific reason(s) for the change between periods. In this regard, consider describing the types of claims that were made and quantify the number of year over year warranty claims. Refer to Item 303 of Regulation S-K.
Principal Stockholders, page 146

3. We note your response to our prior comment 4 but are unable to locate the revised disclosure for Pivotal Alpha Limited. Please revise or advise.
       You may contact Michael Fay at 202-551-3812 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameChristian Gormsen
                                                            Division of
Corporation Finance
Comapany NameEargo, Inc.
                                                            Office of Life
Sciences
March 18, 2020 Page 2
cc:       Alan C. Mendelson, Esq.
FirstName LastName